QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP

Entity	Jurisdiction of Formation
Global Operating LLC	Delaware
Global Companies LLC	Delaware
Glen Hes Corp.	Delaware
Global Montello Corp.	Delaware
Chelsea Sandwich LLC	Delaware
GLP Finance Corp.	Delaware

QuickLinks

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP